File by Harmony Gold Mining Company Limited

Pursuant to Rule 165 and Rule 425 under the United States Securities Act of 1933, as amended

Subject Company: Gold Fields Limited

Commission File No. 333-119880

Date: October 26, 2004

“On October 25, 2004 Harmony Gold Mining Company Limited conducted a telephone conference call in Johannesburg, South Africa. A transcript of that call follows.”

Disclaimers

In connection with the proposed acquisition of Gold Fields, Harmony has filed a registration statement on Form F-4, which includes a preliminary prospectus and related exchange offer materials, to register the Harmony ordinary shares (including Harmony ordinary shares represented by Harmony American Depositary Shares (ADSs)) to be issued in exchange for Gold Fields ordinary shares held by Gold Fields shareholders located in the US and for Gold Fields ADSs held by Gold Fields shareholders wherever located, as well as a Statement on Schedule TO. Investors and holders of Gold Fields securities are strongly advised to read the registration statement and the preliminary prospectus, the related exchange offer materials and the final prospectus (when available), the Statement on Schedule TO and any other relevant documents filed with the Securities and Exchange Commission (SEC), as well as any amendments and supplements to those documents, because they will contain important information. Investors and holders of Gold Fields securities may obtain free copies of the registration statement, the preliminary and final prospectus (when available), related exchange offer materials and the Statement on Schedule TO, as well as other relevant documents filed or to be filed with the SEC, at the SEC’s web site at www.sec.gov. The preliminary prospectus and other transaction-related documents may be obtained for free from MacKenzie Partners, Inc., the information agent for the U.S. offer, at the following address: 105, Madison Avenue, New York, New York 10016; telephone 1 (212) 929 5500 (call collect) or 1 (800) 322 2885 (toll-free call); e-mail proxy@mackenziepartners.com.

This communication is for information purposes only. It shall not constitute an offer to purchase or exchange or the solicitation of an offer to sell or exchange any securities of Gold Fields or an offer to sell or exchange or the solicitation of an offer to buy or exchange any securities of Harmony, nor shall there be any sale or exchange of securities in any jurisdiction in which such offer, solicitation or sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction. The distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions. The solicitation of offers to buy Gold Fields ordinary shares (including Gold Fields ordinary shares represented by Gold Fields ADSs) in the United States will only be made pursuant to a prospectus and related offer materials that Harmony expects to send to holders of Gold Fields securities. The Harmony ordinary shares (including Harmony ordinary shares represented by Harmony ADSs) may not be sold, nor may offers to buy be accepted, in the United States prior to the time the registration statement becomes effective. No offering of securities shall be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the United States Securities Act of 1933, as amended.

Forward-looking Statements

Statements in this announcement include “forward-looking statements” that express or imply expectations of future events or results. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expect,” “anticipates,” “believes,” “intends,” “estimates” and similar expressions. All forward-looking statements involve a number of risks, uncertainties and other factors, and Harmony cannot give assurances that such statements will prove to be correct. Risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied by the forward-looking statements include, without limitation, the satisfaction of closing conditions, the acceptance or rejection of any agreement by regulators, delays in the regulatory processes, changes in the economic or political situation in South Africa, the European Union, the United States of America and/or any other relevant jurisdiction, changes in the gold industry within any such country or area or worldwide and the performance of (and cost savings realised by) Harmony. Although Harmony’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of Gold Fields securities are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Harmony, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the SEC made by Harmony and Gold Fields, including those listed under “Cautionary Statement Concerning Forward-Looking Statements” and “Risk Factors” in the preliminary prospectus included in the registration statement on Form F-4 that Harmony filed with the SEC. Harmony does not undertake any obligation to update any forward-looking information or statements. You may obtain a free copy of the registration statement and preliminary and final prospectus (when available) and other public documents filed with the SEC in the manner described above.

Bernard Swanepoel:

Good afternoon ladies and gentlemen. You are going to have to bear with me this afternoon or this morning for some of you, in that I am a bit of a one man show today. So if you trick me with clever questions I may just have to refer back to you or get the answers to you. But as long as we stick with the quarterly results, the operational side of things, the turnaround and basic income and balance sheet questions, you guys know I can probably handle myself here. I am going to talk to the slides which we sent out to you, and which is available on our website as well. That is titled “Rightsizing and the Restructuring Programme Completed – Profitability Restored”. And that really is the crux of what I wanted to share with you today. As we all know it’s a challenge for us to apply our minds to something as boring as a stunning set of quarterly results, when there is an offer out there for Goldfields, but if you don’t mind, I am going to speak to the quarterly results to try and help you understand why for some time I have been comfortable that the bid we make for Goldfields is from a position of strength, from a strong foundation.

My first slide is entitled highlights. And I think those highlights do speak for themselves. The cash operating loss of 43 million of last quarter has been converted into a cash operating profit of 133 million rand. I think most satisfying is the working cost reduction, down to 77 880 a kilogram. So from very early on, certainly at last quarter’s presentation, I indicated that my expectation is that we will go below 80 000 rand a kilogram, despite factors like the increase in wages that was absorbed this quarter and so on. We haven’t only done that, we have done better than that. And that has got mainly to do with the success of us adjusting to the strong rand environment, and of course on top of that the successful implementation of CONOPS. If we look at our operations, really this is not a new definition, this just excludes those shafts we’ve sacked in the June quarter were subsequently closed, if we, in other words, compare apples with apples, it was actually quite a nice increase in production from their ongoing shafts. Implementation of CONOPS on track. We’ve got 21 shafts, each one with it’s own implementation profile, I can’t give you a, all of our shafts are finished or none of our shafts have started, each shaft is on it’s own track and it’s going extremely well we believe. Our growth projects continue to proceed. I think we have managed to stem the period of cash out flow out of the company now, and during all of that we were able to continue to fund, not only ongoing capital, not only working cost development, but also the growth projects of which Doornkop South Reef is just one, and I will talk just a little bit about re-engineering that we have done there. And then of course, just to round off what was quite a good quarter, out in public domain now is the offer to Goldfields shareholders for the merger of the two companies.

My next slide deals with our fatality injury rate and that is just a rate per million hours worked. I think you can clearly see from the graphs how the incorporation of free gold and Elandsrand, two deeper mines with not such glorious safety records in 2002, we have subsequently absorbed those mines, implemented our safety systems and we have really made good progress with turning the mines into mines with safety statistics similar to Harmony’s. The first quarter of this year shows very good results safety wise. We do believe that CONOPS is actually a step towards improved safety, that this has got to do with the rock engineering considerations, the panel (?) being blasted everyday is much, much safer than the panel blasting, and then resting for a period. This is too early to indicate the (?), because of CONOPS it may be, but at this stage quite honestly we are just very pleased with the continued improvement in our safety results.

I am turning to the next slide, which is titled “Significant Improvement in Working Costs”. I will give you a quarter on quarter analysis, showing production in ounces, what looks like marginally down, as I indicated before, the comparable ounces for the June quarter would have been 810, if we take out that 37, 38 000 ounces from the shafts that are no longer in operation out of the equation. Our revenue went up by about 2% or 1 500 rand per kilogram. In dollar terms of course we saw a slightly bigger increase. I can, I just picked up a mistake here, I apologise for that, sorry. Cash costs down, very pleasingly from 83 000 rand a kilogram to under 78 000 rand a kilogram. And even in dollar terms, US dollar per ounce terms, there is a nice decrease in costs, despite the strengthening of the rand quarter on quarter. I am going to do a lot more detailed analysis as we proceed, so in slides that are coming you will see where those results came from.

I indicated last quarter that I expect us to go below 80 000 rand a kilogram. I have consistently said that, I accept that the concerns raised mainly by people who aren’t implementing CONOPS, that CONOPS is high risk, have made people cynical and sceptical. I think we can now demonstrate that the benefits of CONOPS is part of this turnaround story. We have certainly achieved our 80 000 rand a kilogram objective, we are well on track we believe to achieve our December objective of 77 500 rand a kilogram. We still believe that all of the measures that we have implemented, if the full results are in the numbers, we will get to the 77 500 rand a kilogram.

If we can turn to the next slide, it is titled “No increase in Rand per Ton Unit Cost”. That is exactly what that slide shows. That the underground working cost is exactly the same at 433. Cash operating profit, a significant turnaround, a decent cash margin, but certainly not where we want to be. We’ve indicated that we target something, you know, above 10%. Cash earnings per share of 41 cents, and then of course all the other charges that comes through in terms of amortisation and some other non-cash and cash items, resulting in an EPS of 106 cents negative. What is very important for me here is to stop and share with you that at cost per ton is despite us firstly absorbing 7% wage increase, and I think some of the other Chief Executives of gold companies have indicated that they expect this quarter to be negatively impacted upon. Of course we have absorbed that, so that is a pretty good performance. As important is that we probably don’t have a single crew in Harmony which has not been affected by the implementation of CONOPS, and or, the rightsizing exercise, where the headcount of the company has now been reduced by some 6000 people volunteering to receive retrenchment packages. So if you can just imagine that every seam in Harmony, in the last quarter has seen some level of disruption. In some cases the whole crew has been moved, in some cases shafts have closed down, in other cases teams were topped up with new players in order to facilitate CONOPS. I really have to take my hat off to you guys, this is a stunning performance, and certainly one of the best set of turnaround numbers I have ever had the privilege of presenting.

The next slide I try and give people a feel for what our ounces look like. I choose the terminology, so you may choose to agree or disagree with me. But some 57% of our ounces were produced at cost below 70 000 rand a kilogram. Yes I do choose 70 000 rand a kilogram, because that is significantly lower than the current cost structure of the Goldfields South African assets. But really this is just a measure to show you how the bulk of Harmony’s assets is actually, I think by anybody’s measurement in the very profitable category now. Profitability for last quarter was determined at about 83 000 rand a kilogram. You can see some 83% of our ounces now are profitable. This is a long, long shot from where we were six to nine months ago. And my key job now is to erase that memory and put into your minds the Harmony which has adjusted to the strong rand environment. It is true that 17% our ounces are still loss making, and I think you can all rest assured that those ounces are getting attention right now. We recently, some two weeks ago, again announced the same agreement that we had reached before with the unions, but now applicable to these assets which are still loss making, they are getting the attention, and the implementation of CONOPS, plus the adjustment of the (?), exactly as we have done on the other ounces on the other shafts, will see these returned to break even and profitability.

I am moving on to a quarter on quarter cash operating profit variance analysis. I start off with last quarter’s cash operating loss of 43 million. You can see the way in which we have implemented CONOPS on a lot of our shafts, has seen us move the people from the unprofitable panels to more profitable panels, so the volume decrease is just about offset by the increase in recovery grade. Of course the impact of CONOPS in lowering cost per ton, you can see in the overall 182 million rand cost saving. This is partly CONOPS, partly the integration of Amgold and Freegold. This is just the overall cost reduction exercise in the company. This cost reduction flows through to the bottom line. The rand/gold price contributed marginally. A 38 million rand contribution thanks to a higher gold price. So the swing around, quarter on quarter, 175 million rand. Not bad for a company which has really seen itself restructuring and implementing CONOPS in the last two quarters.

My next two slides actually flow together. The first one is titled “Sustainable Earnings before Depreciation”. I really just take the working profit, I deduct from that overheads of 38 million. This is our definition of overheads, not to be confused with anybody else’s head office costs, or anything of the sort. Our definition of overheads is really in most of those costs that gets incurred in order to run the company and incurred, in other words, not on the mine site by the manager of that shaft. Net sundry revenue is really interest received. Interest paid, about 70% of that is actually cash, the other 30 odd percent is a book entry, in order to account for the convertible bonds low interest rate. Foreign exchange losses is almost a zero number, as is Adjustment in financial instruments. So if you do the accounting adjustments you see that the 133 million rand ends up as 32 million after all of those charges.

If we then move on to the next slide, and I just bring into play depreciation, and the other non-recurring items. I start off with the same 32 million rand. Investments is just a positive adjustment. Depreciation of 239 million, we all know that this is a non-cash item. The non-recurring VAT cash item of course is the restructuring cost, 154 million was incurred during last quarter. Our expectation is that for this quarter that number is going to be in the order of a final instalment of some 75 million rand. Exploration costs, of course that money goes into our exploration endeavours in Papua New Guinea. And then the quarterly rehabilitation provision of 40 million. For a net loss, an accounting loss of 395. You can see that the bulk of that sits in depreciation, non-cash and non-recurring items. I will come to the whole issue of cash burn, something which a lot of nonsense was spoken about in the last week, and I will come back to that point and just indicate to you that we are very much on track with what I have indicated

to those of you who have seen me in the last few months. That the first objective of this quarter was to re-establish operating profitability, and in doing so we were always going to establish a point of positive cash generation, not for the quarter, but certainly by the month of September. Both of those objectives have been achieved. We now need three September months in the December quarter, and the company will actually generate cash after capex and all other expenses as well.

I then move on to a slide titled “Reconciliation of Headline Earnings”. This is all the definitions of earnings that you could ever imagine, from cash earnings to the basic loss line, all the way to fully diluted loss. And of course the two really, the two numbers that people really look at, both increase significantly, cash earnings or loss and then of course headline loss, which is substantially down from last quarter.

Please turn with me to the slide which is titled “Quarter on Quarter Operational Performance”. I am extremely pleased in our approach to tackle all 21 of our shafts at the same time. Each one of our management teams came up with a proper plan of how to do whatever it took to implement both CONOPS and the restructuring to the extent that was necessary. And it is quite clear that with the exception of the Free State Marginal assets, we have been a bit hamstrung by the lack of agreements with the unions. All our other operations have really done extremely well. I will talk to Elandsrand, which on paper doesn’t look like that, but the Free State growth assets, our profitable shafts have made more money. So this was not only let’s tackle the loss makers and try and stem the bleeding, this was as much about further improving the profitable operations. In the Free State growth shafts, at Target, which is especially on a cost per ton basis had an absolute stunning quarter again. Those costs are now down by over 20% from the sustainable levels at which we took it over a mere 5 months ago. And there is a little bit more in store in terms of future prospects. It also includes Tshepong, were the grades have started to recover quite nicely, and of course CONOPS has seen Tshepong give us a little bit higher volumes again, this time with higher grades and overall a nice step up. The Free State growth area also probably sort of hides a little bit one of the best turnaround stories I have seen in my lifetime. And that is what our lady manager at Bambanani has achieved there, from significant losses to decent profits in the last sort of three months. I think Estelle and her team really deserve a special mention. It has been an exceptional growth performance. So the Free State growth is a combination of turnaround and further improvement. Free State marginal is really the area where we have, as I said, for the third and hopefully final time reached the necessary agreements with the unions. Implementation of what we agreed now will see a significant impact. We know from past experience that it is probably six months of hard work ahead of us to get those operations back into profitability. But I am optimistic that some of that may even show in this quarter, will show in this quarter. Evander looks like just too good to be true, it is not too good to be true. It is true. But it is not necessarily sustainable at these levels because a significant part of Evander’s turnaround sat in the grade. It was firstly a good operational turnaround, very successful implementation of CONOPS, and then on top of that the grade went at least a gram a ton higher than what we believe is the long term sustainable grade. So next quarter Evander is likely to return to more sustainable levels, but a really good performance. Randfontein has managed to remain profitable despite significant downscaling on some shafts, a bit of a mixed bag of results there. Elandsrand, I actually intended to speak a lot about Elandsrand today, but quite honestly it would be the wrong platform and forum. What we have achieved at Elandsrand is now three months of significant improvements, where August was worst than, or July was worst than August, and September was almost break even, where the losses in September was just under a million rand. So it is with confidence that we predict that Elandsrand will be the swing number for the coming quarter, hopefully absorbing and offsetting the grades of Evander returning to normal. Most importantly we do believe that at Eland the things we have done is now going to see us return to profitability, and remember that Elandsrand in the final analysis is about building the brand new mine at the bottom of the old mine, returning the old mine to profitability is certainly within our reach now. Orkney and Kalgold had decent quarters, the variance there are really quite insignificant. Another major swing number for the quarter of course was that those shafts that last quarter were earmarked and were put into sort of restructuring sort of mode, those shafts have now been put on care and maintenance, so this quarter to the extent that there are some costs left for pumping for other shafts that has been absorbed by the other shafts, so there is no more charge to restructuring operations. The Australian operations, on the back of higher grades from the underground mines, has really had a nice quarter again. And for those who follow the Australian operations of all the companies. There aren’t many Australian operations which actually pays for all of it’s capital, and still have a few dollars left. We have achieved that for a quarter of three now. So all in all, 176 million rand turnaround, on the back of success with both the turnaround plans and the implementation of CONOPS.

My next slide is “Operational Highlights”. I can read you through the bullets. We are making good progress with CONOPS. We have absorbed the 7% wage increase. Target’s rand per ton cost improvements I spoke about briefly. Tshepong I mentioned, Bambanani is really a very, very good achievement. Evander had a good recovery, but the grades aren’t necessarily at levels that are sustainable. For those who, I haven’t gone into the detail, the grades at Evander were 7.5 grams a ton, mainly on a very high grade at 8 Shaft, which is historically our high grade shaft. We believe that 6.5 grams a ton is a more sustainable grade for Evander. Elandsrand I spoke about, and Australia as well.

If we turn the page to capital expenditure, I think the one set of numbers that has certainly distinguished us from what some of our peers in South Africa have been doing. We’ve not only been keeping up our operational capex, we have certainly also continued to do our working costs development, which of course doesn’t show up in that table. But it does show up in our rate of meters developed etc. so our ore bodies aren’t being starved in order to get to some self imposed short term objective of cash neutrality or any one of those other dangerous, overemphasizing of short term numbers. So very comfortable that we have continued to invest in our ore bodies. The project capex, again as you can see, is very much on track. Not a significant change forecasted going forward into the December quarter. The only big difference there really would be a cut back in exploration expenditure in PNG (?), simply because we are now in the feasibility stage, and the drilling has dropped off a little bit.

I want to move on to Hidden Valley, which is the mine we are about to build in Papua New Guinea. This will be stunning production growth for Harmony in Australasia. If you keep in mind that our production base is just over 300 000 ounces, this is the first of what we believe will be more (?) than 300 000 ounce producing mines being brought on over the next few years. The approval process is progressing towards a date at the end of November. It is a very difficult call to make in terms of government processes. We are very comfortable that the process is very diligent, it is very intense, but we are making good progress. We don’t foresee any insurmountable problems. It is not too different to the process we have just completed in South Africa, where I think government has been extremely diligent in taking us through the license applications and we just today received news that we will be the first South African company to convert old order mining licenses into new order mining licenses. That great news is not only great for Harmony, I think it is actually great for South Africa to show that the companies that comply, the companies that have played by the new rules will be re-licensed. Those licenses will be both for our Evander operations and for our Randfontein operations, which includes our Elandsrand. So this is a huge step forward for Harmony, and quite frankly for the perceptions about the process in South Africa. It has been a very, very detailed process, it was not easy at all, we never said it was going to be easy, but I think we have demonstrated that it can be done. Those that come later of course will just walk through the door and find it easier, because of the capacity that has taken place between us and the Department of Mineral and Energy. So that is just a bit of great news on the topic of licensing. We are currently very successfully engaging the government of PNG in a similar process. Hidden Valley construction could start in February, if the licensing is finished by November. We are of course busy with all the normal stuff that we keep ourselves busy with in terms of project optimization, in terms of pit design and infrastructure. The definition drilling continues in order to convert inferred resources into indicated resources.

My next slide, which deals with WAFI, the project a few kilometres away from Hidden Valley. We are progressing towards pre-feasibility. We’ve completed some 13 000 meters of RC drilling, not RD drilling, which I wouldn’t know what that means, that is what is reflected on my slide, I apologise for that. That is a hell of a lot of drilling. And really that drilling continues to confirm what we know, and that is that we are really at WAFI and Gopu (?) sitting on a world class ore body of gold and copper together. Those intersections, some 25 meters and 3,9 grams a ton, 71 meters at 5,1 grams a ton, it is all just further confirmation of what we’ve known for some time and that this is a big mine.

If we move on to the Doornkop South Reef project, you know the team running that has re-engineered it. This was possible because of the reinterpretation of the geological model, as we are now much closer to the reef we can fill in our detailed understanding. It turns out that the southern portion of the ore body contains 75% of the gold above 207 Level, we previous thought that was only true at a depth of 212 Level. This really enables us to cut the shaft by 60 meters. It saves us a lot of time, it means less development, a whole level less. So it saves money, and most importantly it sees us pulling the full production target date earlier by six months.

If you move on with me to the next slide, the Doornkop South Reef Project, a reduction in capital, of course, and bringing forward the start up date, of course has got a very, very favourable impact on the overall numbers. The (?) 7.5% (?) is 400 million rand, and the IRR, as you would expect, is very high. And really this just reconfirms why these projects are worth spending money on. Well worth spending on during the four tough quarters that we have behind us. We are now back in a position were we can certainly afford the capital. But we have continued to spend in the last few quarters.

What may the future hold, I am not a particularly good forecaster. We believe the gold price is likely to range in that 83 to 86 000 rand a kilogram range. I am sure as I say that today we are probably outside that range, I have so many times burned my tongue, my hands and every other body part forecasting. That is just trying to give you a range for what our working assumption is. Our cash operating cost, our target is to continue to bring that down. And 77 000 rand a kilogram I think now has got more credibility than what my claim of 80 000 last quarter had. We made last quarter’s targets, I am confident about making this quarter. CONOPS will hopefully be agreed to and is pretty well advanced in terms of implementation throughout the company. Elandsrand, I am very confident that it will show a significant turnaround, with a little bit of (?) from behind, and gold price, it may even be profitable. So all in all, the much talked about cash burn is a thing of the past. I think I have shared with you before that was the platform that we knew existed and that was the platform from which we slightly prematurely were put into a position of having to launch our bid for Goldfields. I am not going to spend time on the detail of the bid for Goldfields, I think that has been disseminated extensively. I want to try and leave a fair amount of time for questions. Obviously I can’t constrain you to questions on our quarterly results, if I could I would’ve, I am sure that there may be questions with regards to the proposed transaction, I don’t have a hell of a lot of new information with regards to the proposed transaction, I think our bid has been put on the table. We are doing our best to get it to the shareholders of Goldfields, in order for them to exercise their democratic right to choose to either accept or reject it. It is going to be a week or two of the normal delaying, frustrating tactics, I am not worried about any of those, I think that is really just, you know, little legal impediments which may be raised that needs to be knocked over. In the end, as investors and shareholders, the Goldfields investors will get the offer on the table and will be able to make a value proposition, judgment, and I continue to be confident that our ability to unlock value there will stand us in good stead.

I think I should probably add two or three comments of the slides, and after having made the presentation in Johannesburg I perhaps have the advantage of knowing where the questions may go. I want to share with what our quarter looked like the last quarter. We made a 133 million rand profit. That 133 million rand, more than 100% of that was made in the last month. Let me explain. In the month of July we made a loss of 40 million rand. I shared with you that we have turned the company around. That operationally the engine was firing on all six, twelve, or I don’t know how many cylinders we have got, lots of cylinders, at least a V6 here, but the gold price was also as low as 78 250 rand I think we averaged for the month. There was a turnaround from the July month to the August month of 70 million rand. So the minus 40 million became plus 30 million, so August was a profitable month. The 70 million turnaround, partly, about half of that 70 million came from the gold price, which kicked up to 82 400 rand, and the other half, regardless of how you try to look at it, at what level of detail you looked, it was operational turnaround, it was success with cost reduction, success with implementation of CONOPS. A very comfortable position, and clearly a momentum behind the numbers which gave me a lot of confidence. September there was a further 113 million rand improvement, now from 30 million rand profit to 143 million rand profit. Now if you add those three numbers together, you get back to the 133. that 143 million rand profit, or 113 million rand month on month improvement, only 40 odd million of that was gold price related, because the gold price at some stage shot up high enough for us to average 88 000 a kilogram. And the rest of that was again operational, further operational improvements coming through. So you can imagine the last three, it feels like three weeks, the last week, all the sort of insinuations about our operational performance to the (?) of our bid, you know, I can accept when a journalist makes that comment, because hey, they aren’t, I mean they can’t necessarily know any better, but I certainly have had the confidence of somebody knowing that the turnaround was achieved by our business teams. I think it is quite clear for anybody that the last two or three months most of my time went into the strategy of making the offer, and I think once and for all we can demonstrate that this turnaround was achieved by the management teams, the flat structure allowed us to achieve this faster I would say than what I have seen from other South African gold mining companies.

I want to also take the cash burn discussion, if you don’t mind, to a logical conclusion, and just talk to it, even before we get into the questions. There is a cash flow statement in our little quarterly booklet, which I think is available in electronic form, and as you know it always gets out sometime in the foreseeable future in hard copy form. Page 33 shows the cash flow statement. But let me again take a month. I shared with you that in the month of September we made a 143 million rand cash operating profit. Of course I can’t put all of that money in the bank. It does cost a bit of money to run Harmony, we claim to be very lean and mean, but some of us till get fat salaries, so there is a 20 odd million rand a month that goes into the sort of G & A overheads, etc., head office and all those sort of costs together, inclusive of exploration and so on, that is about 20 million rand that I have to deduct from the 143. Our interest charge, our cash that flows out, not the accounting interest charged, is about 15 million rand that I need to deduct from that 140 odd million. And then our capital expenditure, both, sustain us capital and growth capital, we run at 75 odd million rand. So the point I am making is that in the month of September we generated in the order of about 30 odd million rand free cash flow, after G & A, interest, capex expenditure and so on. So, I think I would share that with you, I did expect a question in Joburg, and I got the question in Joburg, so I mean this is a pre-emptive strike, I am just giving it to you before we even have to go there, and you have to queue in a long queue to get your question through on that. I want to leave the remaining twenty minutes or so for questions, so I am going to hand back to Joan to facilitate the Q & A session.

Question and Answer Session

Thomas Nienaber (Lehmann Brothers):

Good morning gentlemen, or good afternoon rather. This question heads up on the transaction regarding Allen Gray, whether there has been any progress. And perhaps any comment regarding Goldfields filing with the SRP, you had clearance from SRP as far as I understand, so how do you reckon are the chance with the filing with the SRP?

Bernard Swanepoel:

Thank you very much Thomas, if you don’t mind me calling you by your first name. I must say with regards to Allen Gray, obviously I am in absolutely no position to ever comment on behalf of a specific shareholder. I think after a week of talking to investors that it is quite clear that there are different investors with different perspectives. I haven’t yet successfully converted an IAMGOLD shareholder to the point that this is to his advantage, but I wasn’t backing myself to sell ice in the North Pole. So, I mean that is a clear pocket of shareholders who find it very difficult to be supportive. More typically I think our value proposition sells extremely well to, especially people who’ve made money with us in the past, who’ve supported us in the past, be they Goldfields and/or Harmony shareholders at the moment. I think in the first day or two there was an interesting phenomena of people who came to be Goldfields shareholders suggesting that this deal could go through, may go through, but Harmony would have to pay a little bit more. And I have certainly thought that some Harmony shareholders indicating that Harmony is paying quite a significant premium is a good balancing force. In the end I need to convince the majority of my shareholders, Harmony shareholders that this is also value enhancing for them. I also have to convince the majority of Goldfields shareholders that this is a good value proposition for them. That is my challenge, it has never been anything other than that. This is four month race, not a hundred meter sprint. I am very confident of our ability to demonstrate that, especially now that we have taken a lot of the issues about how desperate we are, you know, in our bid and so on, out of the discussion. But quite honestly I can’t and wouldn’t comment on behalf of a specific shareholder. I want to move on to your question on the SRP. Of course we got clearance from the regulators, both in terms of Johannesburg and the SCC. I think the two regulators, both had to apply in their minds, because this is not the normal, run of the mill structure, we are very comfortable that this is consistent with the clearances that we have got, it is east for us to say that these are purely delaying tactics. I say that on the basis of when they exercise the right to appeal, they got a hearing date of Tuesday, and immediately asked for a delay to Friday, so that didn’t sound like somebody who is so confident about that. But the legal process will run it’s legal course and, you know, at some stage I think you are always trying to delay or frustrate a process at some point it irritates shareholders, who I think in the final analysis perhaps just wants a right to fight got themselves. So the SRP process certainly we believe, we have had robust clearances upfront, we can’t stop anybody from lodging a complaint and taking it on numerous appeals after that if that is what they choose to do.

Thomas Nienaber (Lehmann Brothers):

Thank you for that. If I can just have a quick follow up question on the first one. Quickly, you mentioned that this is a four month race and you have time to convince shareholders. However the vote for the capital increase which is crucial for the merger to go ahead, is a 75% vote, and that is on November 12th. Is that right?

Bernard Swanepoel:

That is correct, absolutely, and again I think, you know, that’s why, obviously our first challenge was always going to be to speak to our shareholders and to put our value proposition to our shareholders. That is exactly what we are currently busy with. The 12th November is quite a critical date, and then of course there are other milestone dates, like you know the meeting where the IAMGOLD transaction has to be approved or disapproved, etc. And I was merely referring to the end date after all the conditions precedent have been met and all of the approvals have been achieved. But the 12th November is a reasonably significant date in order for Harmony to get the necessary approval.

Thomas Nienaber (Lehman Brothers):

I understand that. Did you ever think about, I guess you did, trying to find an agreement with Allen Gray, similar to IAM?

Bernard Swanepoel:

We certainly haven’t had any pre-consultations with other shareholders. I think we made it quite clear upfront that in both instances we spoke with the biggest shareholder of Goldfields and found them supportive, and they gave us the irrevocable and we have done exactly the same with Harmony’s biggest shareholder. I have to admit that of course the leaky environment, you know, sort of fast tracked our whole announcement plan a little bit. It is impossible for me to say what would have happened if we didn’t announce earlier, in the end we announced earlier, and therefore the interaction with shareholders now takes place post announcement and a little bit in the public domain. Thanks Thomas, I think we need to move.

Taras Shumelda (American Century Investments):

Hi, I have two questions. I will ask one and if you have time for the other I will ask the other. With respect to your results for this quarter, you obviously had a very high grade ore and you have already addressed that some of those grades are not sustainable. The question is twofold, can you give us slightly maybe more precise numerical guidance of what you think the realistic grade is going forward. Second part of that question would be the impact on earnings for this quarter was 134 million rand. Can you maybe comment on what your earnings, again if you could give us some numerical guidance of what you think it will be, what that impact would be with lower grades.

Bernard Swanepoel:

Thank you. When I put a little bit of a warning on the grade I was talking about one specific operation. An operation known as Evander where the grades went up from 6,2, which was a little bit lower than what it is on average, to 7,45. And I subsequently rounded it up to 7,5. So really we would expect some sort of decrease in the grades at Evander. Now Evander’s contribution in terms of overall kilograms is about 15%, if I do the sums roughly. So what I, well perhaps 17%, so what I am suggesting to you is the sort of slightly higher grade of what is sustainable applies to only, you know, a part of the operation. In the detailed presentation in Johannesburg I have also indicated that we expect further grade improvements, especially at Target Mine, and also, even more so, at Tshepong, another big mine. So really I think I think the company’s grade is certainly not a territory that I am cautioning you on, the overall grade of the company, for all our underground operations I was very specifically referring to a single mine, and I apologise if I have sort of created a wrong impression with that. With regards to the earnings line…

Tape change

…all of this comes with all the health warnings of who the hell knows what the rand and the gold price is going to do. It is under a certain set of assumptions. And I have certainly just used an equivalent gold price scenario to indicate that. I have then also indicated in the slide, which for the moment I can’t lay my hands on, where I have, sorry, let me go back to my own notes which I’ve made, I’ve indicated that if we were to make, let’s just say that we make about 100 or 120 million rand a month, then obviously to get down to the earnings level we need to deduct certain G & A costs, interest costs, and whether you deduct capex, to do a cash flow calculation, or whether you deduct amortisation and depreciation to get to an accounting earnings number, there is going to be a significant improvement at that level, driven by a significant improvement at cash operating levels. This is all the dangerous territory of forecasting and predicting, but again, we make those statements on the back of the underlying operating improvement that has shown up in the numbers. Thank you very much for those questions.

Heather Douglas (BMO Nesbitt Burns):

Hi, good afternoon, I have two questions. The first one is a quick one. I just want to confirm, did you say that you have the license conversion for Evander and Randfontein in hand?

Bernard Swanepoel:

Yes, Heather, and I am sorry to sneak it in the middle of a quarterly presentation, you could see that if I could control government I would have had this middle of last week, or middle of this week. That is correct, both Evander, which because of the structure of how Evander was acquired, is for the Evander lease area, including our growth areas of Poplar and (?)spruit, very exciting and great news. And then the Randfontein application includes the Doornkop South Reef joint venture and it also includes the Elandskraal application, which of course is the Elandsrand mine. So you can also call this four licenses, but it was two applications and they have been approved. Again I have been indicating for a few weeks that I am a day away from these licenses, and well the day has now happened.

Heather Douglas (BMO Nesbitt Burns):

Have you submitted the Free Gold applications?

Bernard Swanepoel:

Heather, I am embarrassed to say that you catch me a little bit. You know we have got a team working with that. And there is like a pipeline, and we have submitted additional applications. I know we are working to a deadline of our final submission is the end of January. I can’t offhand tell you, which exact ones, I can let you have that info, but we were always going to get to one a month, now the first one of our applications went in in sort of mid-May, or there about, so we have been submitting it at regular intervals since then. Sorry I can’t answer your specific question, I just don’t know at my fingertips whether the Free Gold one has been submitted or not.

Heather Douglas (BMO Nesbitt Burns):

That is alright. So my second question, I appreciate you can’t give us the details for all 21 shafts about the progress of the implementation of continuous operations, but I was wondering if you could give some detail, whether quantitative or qualitative about some of the key shafts, making reference to like whether volumes are going up appropriately, staffing, and most importantly how is development keeping up.

Bernard Swanepoel:

Heather, thank you very much. I have today extended an invitation in South Africa to analysts to, you know, really, if they want to see the CONOPS three months further down the line, they can nominate the shaft and we will take them there. Because in some shafts of course, like for example Evander 8 shaft, for various reasons, of which the lack of flexibility in the ore body down the deep line is very limited implementation of CONOPS by design. At a shaft like Tshepong, we have implemented CONOPS in the almost ideal environment, where we first open up the bottleneck through capital expenditure on the shafts, and I am talking a good fifteen months ago. And then we spent more on development, so that we build up flexibility and then only did we start to harvest all of that through increased volume and now finally also through increase in grade. I think that if you were to have the detailed little booklet, a quarterly booklet in front of you, I think it is beginning to manifest or demonstrate or to show itself, you know, especially in the Free State growth shafts, where there is an increase in volume, you know, on the back of an increase in grade, and I mean that is the easiest place to see exactly what we have been talking about. So if I quote you the Free State growth shafts, and this again unfortunately is at the level at which we talk now, is a combination of shafts, but then the tons have gone up by over 100 000, that’s about 7%. The grades have gone up marginally, but you know by about 2%, and cost is down by about 7%, so I mean, you can imagine what magic happens, and that is why there has been a doubling of contribution, of cash operating profit contributions from these shafts. Because it is exactly what we have always said, it is marginal increase in volume, remember this is no the first quarter, so we are going to have to analyse this over a twelve month period to show the full benefit. It is a further marginal increase in grade, despite the fact that Target didn’t cover itself in glory (?) with grades in the last month, and then on top of that there is the reduction in cost. So, I am very comfortable that CONPOS, you know, where it is implemented and where it is implemented substantially, are giving us those sort of results. You guys know I unashamedly look at cash per ton, I never pretended that we sell tons, but I think if you get an incremental increase in volume, with an incremental increase in grades, with an incremental decrease in cost per ton, magic happens. A lot of shafts Heather, of course, really CONOPS went into job retention, so let me put it slightly more positively, I mean I am talking to shareholders, not to the media, but what I mean is, you know, where some panels have gone unprofitable or below cut-off, we have absorbed those people into the teams which are working in the above cut-off sort of areas, and so obviously your volume may look like it stands still, but you actually get the same volume, at slightly better people productivity, at slightly better grades, at slightly lower cost per ton, and you still come up with the sort of same positive number. I know you are going to take us you know in the next few days into a level of detail that keeps me on my toes. Corne sits here with full knowing that she needs to make the shaft numbers available and you know that will be made available. It’s when you have got those numbers that we will be able to have a shaft by shaft conversation on the extent of CONOPS implementation or not. I think I almost want to say to you is that the best indication how CONOPS has worked on the other shafts is to look at the Free State marginal shafts where we haven’t yet implemented CONOPS and therefore there was no improvement quarter on quarter. But that is a bit of a round about answer, please you know how to get hold of us once you have got the detailed numbers in front of you.

Heather Douglas (BMO Nesbitt Burns):

Thank you. I have just one quick follow up question. Which are the shafts that don’t have CONOPS agreements with unions?

Bernard Swanepoel:

They would be, we mainly refer to it as old Harmony, although it is not really quite in the region of Harmony, but it is all the original Harmony shafts in Virginia, and then inclusive of the two Masimongs (?), Masimong 4 and 5. and really there are long reasons for it, we have just recently reached that very same agreement we reached three times now, we have reached it again, you know, with the unions of these operations. And we should now be, there should be no further impediments in implementing it. So it is really guessing, it is a number probably slightly smaller than 20% of our operations which still needs to see CONOPS being implemented. It is really the part where we need it most now, it stands out like a sore thumb, because everywhere else we have implemented it, in quite a few of our so called loss making and marginal shafts have been turned around, through this combination of moving people to where there are jobs, you know, and accepting voluntary retrenchments and implementing CONOPS, this is the last pocket that needs all the attention that it is getting now.

Jim Richards (Thames River Capital):

Hi, you’ve indicated that 57% of your production falls in this very profitable below 70 000 rand per kilogram category. Once you have drawn all the benefits from your cost reduction programmes, and you have implemented CONOPS right throughout your operations, how high can that 57% go?

Bernard Swanepoel:

You know, that is actually quite a dangerous new categorization I have just started. Because you know, in there for example sits Evander, which I have just told everybody that Evander’s grade is higher than what is sustainable and so on. Having said that I think obviously what we would want to achieve to get that 83% profitable to 110%, of course I am just joking, 100% profitability, and then we will have some sort of normal distribution. The point I really firstly tried to make is that it is significant, almost critical mass of Harmony’s cost, is actually by (?) people who are currently trashing our assets is actually pretty good sort of numbers. We don’t have specific targets, I’ve really just taken the existing set of quarterlies, and I have just categorized it for people into those sort of three categories. I lie to you if I say that is sort of a new benchmark we target, or anything. We certainly expect further benefits coming through on quite a few of our operations, quite broadly sort of based. You’ve got me, I can’t tell you it is going to go…

Jim Richards (Thames River Capital):

Okay, thank you.

Taras Shumelda (American Century Investments):

I have a question related to what the gentlemen before me asked. When you were making the presentation, I don’t remember the specific wording, but something referred to this cost structure being very competitive, versus Goldfields, at least that is the way that I grasped it. And I just checked Goldfields quarter numbers, and they had a 66 200 cash lifting cost per kilogram, and lower ore yields. Can you maybe go back to that issue and discuss that a bit further please.

Bernard Swanepoel:

Yes, thank you. I think one has to do two things here, or perhaps I just have to clarify the comparison that I was making, of course just goes to the South African underground mines, we deliberately do not cause the confusion of throwing of surface mining, open pit mining, waste rock re-treatment together. Ultimately, in the end, the two companies, have to be compare as two companies. I was really just making the comparison of our South African underground mines, and the 57% of our ounces that this quarter got produced at below the 70 000 rand a kilogram, as compared to Goldfields average numbers for their underground mines in South Africa, and that was really just the comparison I was making. You know, I think if you add all the other tons in, then you get to lower yields, I am trying to never throw surface and underground tons together. But I am sure somewhere in our numbers I would be able to find the overall tons and the overall yield, it’s extremely misleading, because it is completely different sort of sources of tonnages. So my comparison was purely done on that level. At the same time, some two weeks ago, it was also quoted on Reuters amongst others, that Goldfields have indicated that they expect the cost this quarter to probably be negatively impacted by the wage increases and so on. So I was certainly left with an impression that their South African cost per kilogram number, which I think, if I am not mistaken was in the order of about 73 000 a kilogram, is likely to go this quarter, but really, that is up to them to show us later this week when they announce their results. So that comparison I think I have tried to put it into the context which I meant it, and tried to make, if that answers your question.

Taras Shumelda (American Century Investments):

Yes it does, thank you.

Bernard Swanepoel:

Ladies and gentlemen, as always, thank you very much, especially allowing me an hour to share with you our results. These are results I am extremely pleased with, these are results which confirm a lot the things I believe in, nothing more so than empowering management teams to run mines gives stunning results. This is a good step forward to where we can be, and think this will perhaps regain so credibility for us in terms of having addressed what was not stunning cost performance over the last 18 months, on top of the ever strengthening rand. I am very happy with where we are, and I am certainly very confident that we can deliver on the promises that we have put in the public domain. Thank you very much for your time and attention. Good day to you all.